File No. [•]

As filed with the Securities and Exchange Commission on August 26, 2026

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

WISDOMTREE TRUST

on behalf of its series

WISDOMTREE ASSET MANAGEMENT, INC.

WT-CERES FUND ii HOLDINGS, LLC

CERES PARTNERS, LLC

Ceres Farms FUND II, LP

CERES FARMS FUND II GP, llC

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION

FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE

17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

All Communications, Notices and Orders to:

JONATHAN STEINBERG WISDOMTREE TRUST 250 West 34th Street, 3rd Floor New York, NY 10119

Copies to:

Chris Christian Allison Fumai Dechert LLP One International Place 100 Oliver St Boston, MA 02110	Joanne Antico WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119	Robert Shapiro Dechert LLP 1900 K St NW Washington, DC 20006

_________________________

This Application (including Exhibits) consists of 28 pages.

The Exhibit Index is on page 19.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

WISDOMTREE TRUST

on behalf of its series

WISDOMTREE ASSET
MANAGEMENT, INC.

WT-CERES FUND ii
HOLDINGS, LLC

Ceres Partners, LLC

Ceres Farms FUND II, LP

CERES FARMS FUND II gp,
llc

250 West 34th Street, 3rd Floor

New York, NY 10119

)

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

FILE NO. [ ]

)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)

I.	SUMMARY OF APPLICATION

WISDOMTREE TRUST, on behalf of its current and future series (the “Trust”); WISDOMTREE ASSET MANAGEMENT, INC. (the “WTAM”)1; WT-CERES FUND II HOLDINGS, LLC (the “WT-Ceres REIT”); CERES PARTNERS, LLC (“Ceres Partners”); CERES FARMS FUND II, LP (“Ceres Farms”); and CERES FARMS FUND II GP, LLC (“CFGP”) (collectively, the “Applicants”),2 hereby apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit the transactions among the Applicants as described herein (the “Application”). The Applicants request that the relief provided extend to each existing or future registered management investment company or series thereof that is advised by an Adviser (each, a “Fund”). The Applicants further request that the relief provided extend to any (1) future real estate investment vehicle (“Future REIT”) in which one or more Funds invest that has elected to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal Revenue Code of 1986, as amended (the “Code”) and (2) future real estate investment fund in which such Future REIT invests (“Future Real Estate Fund”) and the managing member thereof, that operate in a manner that is identical to the WT-Ceres REIT, the CFGP and Ceres Farms, respectively, except for the types of real estate investments held by a Future Real Estate Fund. Any entity that relies in the future on the relief granted in response to this Application will comply with the terms and conditions of the Application as they apply to the corresponding current party.

_____________________________

1 As used in this Application, the defined term “Adviser” includes (1) WTAM or Ceres Partners, (2) any successor entity to WTAM or Ceres Partners, or (3) any entity controlling, controlled by, or under common control with WTAM or Ceres Partners. For purposes of the requested order, “successor” is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

2 All entities that currently intend to rely on the order have been named as Applicants.

1 of 28 Sequentially Numbered Pages

In summary, Applicants seek relief that will permit: (i) one or more Funds to purchase, hold, and redeem interests in the WT-Ceres REIT (“Units”); (ii) the WT-Ceres REIT to sell interests to one or more Funds and redeem such units following demand of such Fund(s); (iii) the WT-Ceres REIT to purchase, hold, and redeem interests in Ceres Farms; (iv) Ceres Farms to sell interests to the WT-Ceres REIT and redeem such units following demand of the WT-Ceres REIT; and (v) the Funds and Other Accounts (as defined below) to engage in certain purchase or sale cross transactions in securities, all as described and subject to the conditions set forth herein. The Applicants acknowledge that they are not seeking, and the Securities and Exchange Commission (the “Commission”) is not granting, relief from any disclosure requirements that are applicable to the Applicants.

II.	APPLICANTS

WTAM, a Delaware corporation, is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). WTAM is a wholly-owned subsidiary of WisdomTree, Inc. (“WisdomTree”), the corporation whose shares are publicly held and traded on the NYSE under the symbol “WT.” As of June 1, 2026, WTAM had assets under management of approximately $98.8 billion.

The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act. The Trust is a series investment company that currently offers 94 series, each of which is structured as an exchange-traded fund (“ETF”) as defined by Rule 6c-11 under the 1940 Act. Each series has its own investment objective, policies, and restrictions. As discussed in more detail below, it is expected that certain of the Trust’s series would invest in the WT-Ceres REIT to seek the potential investment return and diversification offered by real estate exposure. Pursuant to an investment management agreement, the Adviser is the investment adviser to each of the Funds. The offering of the Trust’s shares is registered under the Securities Act of 1933, as amended (the “Securities Act”).

The WT-Ceres REIT will be a real estate investment trust that will not be, and will not be required to be, registered under the Act. The WT-Ceres REIT will be organized as a limited liability company and will elect to be taxed as a REIT under the Code. The WT-Ceres REIT will endeavor to not incur separate, entity level tax under the current provisions of the Code. Ceres Partners will serve as the sponsor and sole managing member of the WT-Ceres REIT. The WT-Ceres REIT will invest exclusively in Ceres Farms. The Funds will be the sole investors in the WT-Ceres REIT, other than the ninety-nine or more additional investors necessary or appropriate to allow the WT-Ceres REIT to qualify as a REIT under Section 856(a)(5) of the Code (the “Tax Holders”). The Tax Holders’ interests in the WT-Ceres REIT will be preferred to the Funds’ interests in the WT-Ceres REIT.3However, (a) the Tax Holders will have only limited voting rights,4(b) the Tax Holders’ aggregate interests in the WT-Ceres REIT will be de minimis in relation to those of the Funds,5and (c) the WT-Ceres REIT will not issue additional interests to the Tax Holders after the initial organization of the WT-Ceres REIT (clause (a), (b), and (c), collectively, the “Tax Holder Limitations”). Accordingly, it is anticipated that the Funds will own substantially all of the total outstanding securities of the WT-Ceres REIT at all times during the operation of the WT-Ceres REIT.

_____________________________

3 With respect to distributions, including the distribution of the WT-Ceres REIT’s assets upon dissolution, liquidation or winding up, the Tax Holders’ interests will be senior to the Funds’ interests. The Tax Holders will not, however, participate in any appreciation in the value of the WT-Ceres REIT. Accordingly, on redemption of the preferred interests or liquidation of the WT-Ceres REIT, the Tax Holders would be entitled only to return of their purchase price (expected to be approximately $1,000 per unit), any accrued but unpaid distributions and (if applicable) a redemption premium (expected to be approximately $100 per unit). The preferred interest would be redeemable only at the WT-Ceres REIT’s option.

4 Except to the extent required by applicable law, the Tax Holders will be permitted to vote only with respect to (i) the authorization or issuance of any equity security of the WT-Ceres REIT with any rights that are senior to or have parity with the Tax Holders’ preferred interests; (ii) any amendment to the operating agreement or the certificate of formation of the WT-Ceres REIT that has a material adverse effect on the rights and preferences of the Tax Holders’ preferred interests or that increases the number of authorized or issued preferred interests; or (iii) any reclassification of the preferred interests of the Tax Holders.

5 Applicants anticipate that the Tax Holders will invest, in aggregate, approximately $125,000 and will represent much less than 1% of the expected aggregate net assets of the WT-Ceres REIT.

2 of 28 Sequentially Numbered Pages

The performance of the WT-Ceres REIT, the costs of investing in the WT-Ceres REIT (including indirect costs of investing in Ceres Farms), and the related expenses, will be considered by the Trust’s Board (as defined below) during the course of its oversight of the Funds’ investments in the WT-Ceres REIT, including its annual determinations as required by condition 1 of this Application.

A Fund will purchase Units of the WT-Ceres REIT only to the extent consistent with the Fund’s investment policies, objectives, strategies and restrictions, as disclosed in a then-currently effective Registration Statement for the Trust. Before an initial investment by a Fund in the WT-Ceres REIT, the Board of Trustees of the Trust (the “Board”), including a majority of the Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the Act (“Independent Trustees”), would have made the determinations required under condition 1 of this Application. The Board, including the Independent Trustees, will review these determinations on at least an annual basis.

Ceres Partners, an Indiana limited liability company, is an investment adviser registered with the Commission under the Advisers Act. Ceres Partners is an indirect wholly-owned subsidiary of WisdomTree. Ceres Partners will serve as the sponsor and managing member of the WT-Ceres REIT and as the manager of Ceres Farms. As of June 1, 2026, Ceres Partners had assets under management of approximately $2.1 billion.

The CFGP is a Delaware limited liability company and is an indirect wholly-owned subsidiary of WisdomTree. The CFGP is the sole general partner of Ceres Farms and as such is responsible for the operational and administrative maintenance of Ceres Farms, utilizing the services of personnel who are also employees or agents of Ceres Partners and/or its affiliates or separate employees or agents of Ceres Partners. CFGP will exercise no responsibilities for the management of Ceres Farms’ assets.

Ceres Farms is a Delaware limited partnership that is not, and is not required to be, registered under the Act. Ceres Farms has as its investment objective to generate an attractive total return by acquiring and actively leasing farmland investments and, to a lesser extent, water rights investments in the United States. Ceres Farms may hold farmland, water rights and related real estate assets directly or indirectly through wholly owned subsidiaries or special purpose vehicles formed for legal, tax, regulatory, title-holding, financing, liability-segregation or other customary real estate ownership purposes. Interests in Ceres Farms may be made available to (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals (“Outside Investors”); as well as to (ii) pension plans, insurance separate accounts, collective investment trusts, or other institutional investors or high-net-worth individuals for which an Adviser or an affiliate serves as investment adviser (“Other Accounts”). Employees of WTAM, Ceres Partners, or their affiliates may also be permitted to purchase interests in Ceres Farms. No Applicant, nor an affiliated person thereof, will have a proprietary interest in any Outside Investor or Other Account, except that an Applicant or an affiliated person thereof may be a shareholder of an Outside Investor that is a registered investment company so long as the Applicant or affiliated person of such Applicant is not an affiliated person of such registered investment company. Ceres Farms acquires and actively leases farmland in the United States. While most farmland acquisitions will contain a large proportion of tillable acres, they will generally also include acres that are not suitable for farming and may include forests, lakes, granaries and other buildings, roads, ditches and other such areas that will not be used as tillable acres. To finance its investments in real estate holdings, Ceres Farms plans to borrow from banks, and may also borrow from insurance companies, pension/retirement systems, state and federal government related entities (e.g., the Farm Credit System), investment banks, and other commercial lenders (lenders other than banks are referred to as “Non-bank Commercial Lenders”). Applicants represent that Ceres Farms may incur loans from Non-bank Commercial Lenders because such lenders have been longstanding capital resources to the agricultural real estate market and often are able to offer more favorable lending terms to borrowers.6 Ceres Farms will not incur any demand loans or other borrowings that are callable at the option of the lender, other than pursuant to customary events of default or similar customary lender protection provisions.

_____________________________

6 Applicants submit that, in light of the presence of a bona fide business purpose for the WT-Ceres REIT and the difficulty a Fund would have in directly investing in real estate, the structure proposed by this Application can be distinguished from a structure intended primarily to evade leverage restrictions applicable to open-end funds.

3 of 28 Sequentially Numbered Pages

Applicants intend to make interests in Ceres Farms available to Outside Investors or Other Accounts. To the extent that they make interests in Ceres Farms available to Outside Investors and Other Accounts, Applicants expect that such Outside Investors and Other Accounts will be seeking exposure to investments in farmland in the United States. Applicants believe that making investments in Ceres Farms available to Outside Investors or Other Accounts may be important to help Ceres Farms reach an appropriate size to attain the level of diversification deemed appropriate by Ceres Partners. This may offer several potential benefits to Ceres Farms and possibly the Funds, including increased liquidity, economies of scale and lower operating expenses as a percentage of net assets, and increased investment opportunities for Ceres Farms, as well as making investments in United States farmland available to a wider group of prospective investors at a level of expense that is anticipated to be meaningfully lower than comparable investment opportunities.

In the event that Ceres Farms is unable to accommodate investment demand from the WT-Ceres REIT, Other Accounts and/or Outside Investors, opportunities for investment will be allocated in accordance with allocation policies and procedures drafted and maintained by the Ceres Partners.7 While such allocation policies and procedures may be subject to revision over time, the allocation policies and procedures generally will allocate opportunities based on the order on which requests to invest are received, with normal exceptions for rounding and de minimis amounts, although other allocation methodologies may be employed as appropriate. Any such methodology will be applied in a manner that is objective and verifiable and will be consistent with the Adviser’s fiduciary obligation to treat client accounts in a manner that is fair and provides for equality of opportunity over time. However, Ceres Farms will reserve the right to give the WT-Ceres REIT preferential access to opportunities to invest in Ceres Farms as compared to Outside Investors and (to the extent permitted under the allocation policies and procedures) Other Accounts, and the WT-Ceres REIT will always have opportunities to invest in Ceres Farms that are at least as favorable as the opportunities to invest in Ceres Farms made available to Other Accounts or Outside Investors. Consequently, Applicants anticipate that the Funds’ access to Ceres Farms (indirectly via the WT-Ceres REIT) will be at least as favorable as the opportunities available to Other Accounts or Outside Investors. The policies and procedures will require the documentation of the basis of allocation, as well as the basis for any exception to the general principles set forth in the policies and procedures, which exception will be subject to review by legal or compliance personnel.

_____________________________

7 Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether these allocation policies and procedures meet the standards applicable either under the Act or the Advisers Act.

4 of 28 Sequentially Numbered Pages

The WT-Ceres REIT and each Other Account investor in Ceres Farms will have identical rights, duties, and obligations under the organizational documents of Ceres Farms as each Other Account investor. Specifically, the WT-Ceres REIT and each Other Account investor of Ceres Farms will have identical rights, duties, and obligations under the limited liability company agreement (except that Ceres Farms will waive fees payable by WT-Ceres REIT such that the total management fee and incentive compensation terms to which the Funds are subject directly through their investment in the WT-Ceres REIT and indirectly as investors in Ceres Farms will be at least as favorable as those available to Other Accounts that invest directly in Ceres Farms on a comparable basis, taking into account applicable fee waivers, breakpoints, aggregation rights and other economic arrangements).

If Outside Investors are permitted to invest in Ceres Farms, the WT-Ceres REIT will be entitled to purchase, hold, and redeem investments on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in Ceres Farms as the terms on which any Outside Investor purchases, holds, or redeems their investment.

Outside Investors in Ceres Farms will have substantially similar rights, duties, and obligations as the WT-Ceres REIT and Other Accounts, but Applicants currently contemplate that they may distinguish among Outside Investors with respect to rights, duties, and obligations pursuant to the terms of the organizational documents, or otherwise, with respect to the following issues (without limitation): (1) utilization of redemption gates; (2) limitation of rights of redemption; or (3) the level of expenses charged to Outside Investors in connection with an investment in Ceres Farms, which may be higher than the level of expenses borne by the WT-Ceres REIT and Other Accounts.8

The chart below displays the relationships of the parties to the proposed transactions.

_____________________________

8 In making a determination as to whether the rights, duties, and obligations of the WT-Ceres REIT and Other Accounts under the terms of Ceres Farms’ organizational documents are more favorable than those of Outside Investors, Applicants will consider each right, duty, and obligation individually and in the aggregate.

5 of 28 Sequentially Numbered Pages

Applicants anticipate that the Funds will invest in the WT-Ceres REIT (which in turn will invest all of its assets in Ceres Farms) in circumstances in which WTAM, in consultation with Ceres Partners, believes that the WT-Ceres REIT will be able to promptly deploy assets for investment into Ceres Farms. Accordingly, while the Funds will be able to purchase Units on a daily basis, Applicants anticipate that the Funds will only invest into the WT-Ceres REIT when there is an opportunity for such assets to be used to acquire interests in Ceres Farms. Opportunities for investment into the WT-Ceres REIT will be allocated among the participating Funds in accordance with allocation policies and procedures drafted and maintained by WTAM.

Any investment in the WT-Ceres REIT will be subject to terms permitting the WT-Ceres REIT to limit or postpone redemptions in the event the WT-Ceres REIT and/or Ceres Farms has insufficient liquidity to satisfy redemption requests at the Fund level. In particular, the WT-Ceres REIT may limit or postpone, in whole or in part, redemptions and/or the payment of any redemption proceeds, if WTAM reasonably determines that: (i) the WT-Ceres REIT’s investments are committed in such a manner so as to not reasonably permit orderly liquidation of assets or other means of funding redemption requests (including, for example, because Ceres Farms is not currently offering redemptions); (ii) there exists a state of affairs that WTAM determines constitutes circumstances under which liquidation by the WT-Ceres REIT of part or all of its investment in Ceres Farms is not reasonable or practicable, or would be materially prejudicial to the WT-Ceres REIT; or (iii) liquidating the WT-Ceres REIT’s investments to fund such payment would have a material adverse effect on the continuing members. If the WT-Ceres REIT limits or postpones redemptions, the Funds may encounter delays in redeeming Units and realizing redemption proceeds. Accordingly, under condition 3, each Fund that is an open-end investment company will treat its entire investment in the WT-Ceres REIT as investments that are illiquid for purposes of Rule 22e-4 and will otherwise be subject to the limits described in condition 3.

The WT-Ceres REIT anticipates that it will normally fund redemption requests either by submitting redemption requests to Ceres Farms or by seeking to sell its interests in Ceres Farms to Other Accounts or Outside Investors in secondary transactions.9 In the event that the WT-Ceres REIT needs to liquidate its investments in Ceres Farms, Ceres Farms in turn may need to liquidate its investments in direct real estate holdings, which may incur transaction costs that will be indirectly borne by the Funds, Other Accounts and Outside Investors in Ceres Farms. The WT-Ceres REIT expects that the ability to limit or postpone redemption will help to minimize such transaction costs and any dilutive effects on non-redeeming investors.

Redemption requests made to the WT-Ceres REIT will be considered on a first in basis based upon the business day of receipt. Except as an investor (other than, with respect to Ceres Farms only, a registered investment company or Other Account) has otherwise agreed, redemption requests of investors in the WT-Ceres REIT and investors in Ceres Farms will each be treated equally within the WT-Ceres REIT or Ceres Farms, as applicable, and the WT-Ceres REIT or Ceres Farms, as applicable, will allocate redemption proceeds on a pro rata basis in the event that there are insufficient liquid assets to satisfy fully all redemption requests. The rules on redemption and the WT-Ceres REIT’s and Ceres Farms’ respective policies regarding the allocation of redemption proceeds, and any changes thereto, shall be disclosed to prospective investors in the applicable vehicle. Each of the WT-Ceres REIT and Ceres Farms will maintain written policies regarding the allocation of redemption proceeds that will be applied in a manner that is objective and verifiable and will be consistent with the applicable Adviser’s fiduciary obligation to treat client accounts in a manner that is fair.

_____________________________

9 Sales by the WT-Ceres REIT of interests in Ceres Farms to Other Accounts would only occur to the extent consistent with Section 17(a) of the Act and the rules thereunder, and Applicants are not seeking any relief in this Application with respect to the sale of interests in Ceres Farms to Other Accounts that are affiliates, or affiliates of affiliates, of the Funds.

6 of 28 Sequentially Numbered Pages

III.	THE PROPOSED TRANSACTION

The Adviser believes that exposure to direct real estate investments is an important element of diversified investing, because direct real estate investments offer investors a low performance correlation to traditional asset classes and a high performance correlation to measures of inflation. This judgment is based on analysis of historical performance of the risk and return characteristics of real estate as an asset class, analysis of correlations with traditional asset classes, as well as judgments about current valuations and opportunities.

Ceres Partners and its affiliates have extensive experience in investing in farmland real estate. Founded in 2007, Ceres Partners manages approximately $2.1 billion in its flagship farmland fund that owns approximately 176,000 acres of prime U.S. farmland across 12 states.

The Adviser seeks to provide the Funds with measured exposure to direct real estate investments as part of each Fund’s investment strategy, subject to each Fund’s investment policies, restrictions, liquidity requirements and conditions of the requested order. The Adviser believes that direct real estate exposure can provide diversification benefits, including low correlation to traditional asset classes and sensitivity to inflation. That exposure would be obtained through the Ceres structure described in this Application.

The Adviser believes that this sort of direct exposure to real estate offers advantages over investment in conventional real estate mutual funds that invest primarily in publicly traded REITs. In this regard, the Adviser believes that publicly traded REIT investments provide less effective asset class diversification than direct investments in real estate, because the performance of publicly traded REITs has a higher correlation to the performance of the equity markets. As a practical matter, the Adviser has found that publicly traded REITs tend to perform like small company stocks, and produce less income than direct investments in real estate.

Applicants note that the Act does not preclude a registered management investment company from investing directly in real estate, provided that the fund is not subject to a fundamental policy precluding such investment and, in the case of an open-end fund, has sufficient liquidity to comply with Rule 22e-4 and related Commission and Commission staff positions. However, direct investment in real estate would be impractical for a registered investment company for several reasons. First, investments in real estate tend to be large and would be impractical for most registered investment companies to hold with an acceptable level of diversification. In addition, direct real estate holdings can be problematic for tax purposes. Subchapter M of the Code imposes a requirement that ninety percent of a regulated investment company’s gross income be from certain specified sources, and gains from direct real estate investments do not count as “good income” for this purpose.10 Thus, real estate could cause a fund to fail to serve as a pass-through entity for tax purposes. However, income and gains from an investment in a REIT, either directly or indirectly through an entity taxed as a partnership, will qualify as “good income” under the current provisions of the Code.

Accordingly, if the order sought hereby is granted, it is currently contemplated that the Funds will obtain exposure to real estate through the WT-Ceres REIT, which will be dedicated to investing indirectly in real estate through Ceres Farms, which will not be publicly traded.

_____________________________

10 To qualify as a “regulated investment company,” among other requirements, at least 90% of a fund’s gross income must be derived from “dividends, interest, payments with respect to securities loans . . . and gains from the sale or other disposition of stock or securities . . . or foreign currencies, or other income derived with respect to its business of investing in such stock, securities, or currencies.” Section 851(b) of the Code.

7 of 28 Sequentially Numbered Pages

For the purpose of calculating the net asset value per Unit, a method to produce “fair values,” as that term is defined in Fair Value Measurements (Topic 820) of the Financial Accounting Standards Board (formerly, statement of Financial Accounting Standards No. 157), shall be employed with respect to valuation of real estate assets held by Ceres Farms. Such fair values will be based on a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset. Valuation of the assets of Ceres Farms, for which market quotations are not readily available, will be overseen by a committee consisting of the employees and agents of Ceres Partners, and/or their subsidiaries (the “Ceres Committee”).

Neither Ceres Farms nor the WT-Ceres REIT will participate in any joint enterprise or other joint arrangement, within the meaning of Rule 17d-1 under the Act, with Future Real Estate Funds or other Ceres Partners related accounts, and the Applicants are not asking for an order pursuant to Rule 17d-1 with respect to any such transaction. However, Ceres Partners and its affiliates have interests in other real estate programs and accounts. Accordingly, Ceres Farms may be buying properties at the same time as Ceres Partners’ affiliates that may have similar investment objectives to those of Ceres Farms, although it is anticipated that the various accounts may focus on different types of properties and will not necessarily evaluate the same types of opportunities. There is a risk that Ceres Partners will choose a property that provides lower returns to Ceres Farms than a property purchased by Ceres Partners or its affiliates for another account. Further, Ceres Farms will likely acquire properties in geographic areas where Ceres Partners and its affiliates own properties. In addition, Ceres Farms may desire to sell a property at the same time a Ceres Partners’ affiliate is selling a property in an overlapping market. Conflicts could also arise because some properties owned by Ceres Partners and its affiliates may compete with Ceres Farms’ properties for tenants. Among other things, if one of the Ceres Partners’ entities attracts a tenant that Ceres Farms is competing for, Ceres Farms could suffer a loss of revenue due to delays in locating another suitable tenant. Ceres Partners has adopted allocation policies and procedures applicable to the purchasing conflicts scenario, which policies and procedures are designed to allocate opportunities consistent with Ceres Partners’ fiduciary obligations to its clients and will be applied in a manner that is objective and verifiable.

Notwithstanding the existence of allocation policies and procedures to address potential purchasing conflicts, the resolution of such conflicts may be economically disadvantageous to a participating account. As a result of Ceres Partners’ and its affiliates’ obligations to other current and potential Ceres-sponsored investment vehicles with similar objectives to those of Ceres Farms, there is no assurance that Ceres Farms will be able to take advantage of every attractive investment opportunity that otherwise is in accordance with Ceres Farms’ investment objectives.

IV.	analysis of proposed transactions and applicable law

A.	Legal Framework

1.	Section 17(a)

Section 17(a) of the Act generally prohibits an “affiliated person” as defined by Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, from purchasing securities or other property from the registered investment company or selling securities or other property to the registered investment company.11 An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

_____________________________

11 The prohibitions of Section 17(a) also extend to transactions between a registered investment company and its principal underwriter or promoter, or their affiliated persons.

8 of 28 Sequentially Numbered Pages

Section 17(b), however, authorizes the Commission to grant an order permitting a transaction that otherwise might be prohibited under Section 17(a) if the Commission finds that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

The Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The sale by the WT-Ceres REIT of its Units to a Fund or the repurchase by the WT-Ceres REIT of its Units from a Fund may be deemed to be prohibited by Section 17(a) of the Act, as the WT-Ceres REIT and each Fund may be deemed to be affiliated persons, or affiliated persons of affiliated persons, of each other under multiple theories. For example, the Fund may be deemed to be an affiliated person of the WT-Ceres REIT in the event that it owns 5% or more of the Units in the WT-Ceres REIT. In addition, the WT-Ceres REIT could be deemed to be an affiliated person of an affiliated person of the Fund if it is deemed to be under the control of or under common control with the Adviser. Likewise, the purchase and repurchase transactions between the WT-Ceres REIT, and Ceres Farms, may be deemed to be prohibited by Section 17(a) of the Act in the event that a Fund is deemed to control the WT-Ceres REIT or Ceres Farms. Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” In addition, under Section 2(a)(9) “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

In addition, if a Fund was deemed to be an affiliate of the WT-Ceres REIT or Ceres Farms by virtue of its holdings or its power to exercise a controlling influence over the management or policies of WT-Ceres REIT or Ceres Farms, and an Other Account was also deemed to be an affiliate of Ceres Farms for the same reason, the Fund and the Other Account could be deemed to be affiliated persons of affiliated persons of each other. In the regular course of investment operations, the Funds and the Other Accounts may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate and the conditions of that Rule are otherwise satisfied. However, if a Fund and an Other Account were deemed to be affiliated persons of affiliated persons of each other by virtue of their ownership or control affiliations with Ceres Farms, purchase or sale transactions between the Fund and the Other Account involving portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.12

_____________________________

12 Rule 17a-7 under the Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

9 of 28 Sequentially Numbered Pages

2.	Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company…, or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, the WT-Ceres REIT’s purchase, holding, and redemption of interests in Ceres Farms, an Other Account’s purchase, holding and redemption of interests in Ceres Farms alongside the WT-Ceres REIT’s, and/or the Adviser’s management of the Funds and Other Accounts at the same time that the Funds are investing in the WT-Ceres REIT (directly) and Ceres Farms (indirectly) could be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, the WT-Ceres REIT, Ceres Farms, and the CFGP because the Funds may be presumed to be affiliated persons, or affiliated persons of affiliated persons, of WTAM, Ceres Partners, the Other Accounts, the WT-Ceres REIT, or Ceres Farms. By virtue of Section 2(a)(3)(E) of the Act, WTAM may be presumed to be an affiliated person of each Fund. A Fund may be presumed to be an affiliated person of the WT-Ceres REIT in the event that it owns 5% or more of the Units in the WT-Ceres REIT, and an Other Account may, depending on the facts and circumstances, may be an affiliated person of the Adviser (and an affiliated person of an affiliated person of a Fund) because the Adviser may be able to control the Other Account. In addition, Ceres Partners, the WT-Ceres REIT, Ceres Farms, and the CFGP may be presumed to be affiliated persons of an affiliated person of a Fund, if these entities are deemed to be under the control of or under common control with WTAM, or in the event that a Fund directly or indirectly owns 25% or more of the WT-Ceres REIT or Ceres Farms.

10 of 28 Sequentially Numbered Pages

B.	Arguments in Support of Relief

1.	Section 17(a)

Applicants believe that the proposed transactions among the Funds and the WT-Ceres REIT, and the WT-Ceres REIT and Ceres Farms, satisfy the requirements for relief from Section 17(a) of the Act under both Sections 17(b) and 6(c) of the Act.

The terms of the proposed purchases and redemptions of (1) Units in the WT-Ceres REIT by Funds, and (2) of interests in Ceres Farms by the WT-Ceres REIT, are fair and reasonable and would not involve overreaching on the part of any person involved. This is because investors in the Funds would be provided with the benefits of exposure to real estate described above based on a decision by WTAM, who would have determined that real estate exposure is appropriate. The proposed transactions also would be consistent with the policies of each Fund. The investment by a Fund in the WT-Ceres REIT would be effected in accordance with the investment policies, objective, strategies and restrictions contained in the registration statement of such Fund.

As a check on these judgments, before investment by a Fund in the WT-Ceres REIT, the Board, including a majority of the Independent Trustees, would have made the determinations required under condition 1. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. Currently, the Board is made up of seven Trustees, six of whom are Independent Trustees. In addition, the Adviser’s ability to allocate a Fund’s assets to investments in the WT-Ceres REIT would be limited to address any potential for overreaching; the allocation would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3.

In addition, each Fund would purchase and sell Units on the same terms as each other Fund. Likewise, the indirect exposure the Funds experience through the WT-Ceres REIT’s investments into Ceres Farms will be on the same terms as any Other Account and terms that are at least as favorable as the terms on which Outside Investors would purchase or sell interests in Ceres Farms.

The WT-Ceres REIT also would sell its Units to or purchase its Units from a Fund at the next-calculated net asset value per Unit of the WT-Ceres REIT. This value, which would be provided to the Funds on a daily basis, would be determined based on the valuations of the assets of the WT-Ceres REIT and Ceres Farms, which would be determined by using valuation methodologies that are consistent with Section 2(a)(41) of the Act except that the Ceres Committee will, in reliance on independent appraisals obtained on a quarterly basis13, make determinations that would otherwise be made by a board of directors. Applicants note that, in accordance with condition 9 of this Application, the financial statements of the WT-Ceres REIT will be prepared in accordance with Regulation S-X, will be audited by an independent auditor, and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds.14 Likewise, the financial statements of Ceres Farms will be prepared in accordance with Regulation S-X, will be audited by an independent auditor, and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds. Further, the financial statements of each of the WT-Ceres REIT and Ceres Farms will be made available in connection with the reporting obligations applicable to each investing Fund, including through shareholder reports and SEC filings, as applicable.

_____________________________

13 Each of the WT-Ceres REIT and Ceres Farms will calculate its net asset value on a daily basis. Although the relief provided in Principal and TIAA (see infra, section IV.C.) contemplated quarterly appraisals of all properties held, the Applicants intend to subject approximately one-quarter of Ceres Farms’ holdings to independent appraisal each quarter, such that all properties in the Ceres Farms portfolio will be independently appraised at least annually. Applicants submit that because of the nature of the assets held by Ceres Farms (i.e., farmland), and the number or properties anticipated to be held, annual appraisals for each specific property are sufficient and consistent with industry practice. In addition, appraising all properties owned by Ceres Farms on a quarterly basis would be cost prohibitive given the number of properties anticipated to be owned (for comparison, an existing farmland fund operated by Ceres Partners holds over 550 properties as of the date of this Application, and Applicants anticipate that Ceres Farms will have a similar number of holdings). Ceres Partners intends to conduct internal reviews of these appraisals on a regular basis to ensure asset valuations remain appropriate, and believes the independent appraisals that are provided on a quarter of the portfolio each quarter will provide valuable information with respect to the appropriateness of the valuations of all of the farmland held by Ceres Farms.

14 Applicants state that the Public Company Accounting Oversight Board auditing standards applicable to the audit of the WT-Ceres REIT would be the same standards as those applicable to a registered investment company. Further, Applicants state that the U.S. Generally Accepted Accounting Principles and Regulation S-X would apply to the financial statements of both the WT-Ceres REIT and a registered investment company. Thus, Applicants assert that critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the financial statements of the WT-Ceres REIT.

11 of 28 Sequentially Numbered Pages

Finally, the proposed arrangements are consistent with the general purposes of the Act, as well as the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The proposed conditions to the relief provide that a Fund’s investment in the WT-Ceres REIT would be made in the interests of the Funds’ shareholders, and in a manner that would protect shareholders of the Funds. In this regard, the process for deriving net asset values per Unit would involve a sound process and the use of independent appraisals, consistent with the policies set forth in Section 1(b)(5) of the Act. Also, Ceres Partners, or any investment sub-adviser that is retained to manage the assets of the WT-Ceres REIT or Ceres Farms, will be subject to the registration or other oversight requirements set forth in condition 6.15

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the WT-Ceres REIT described herein, the Applicants believe that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each registered investment company concerned, and are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants also propose that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”) that would otherwise be permissible pursuant to Rule 17a-7 under the Act. It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Account seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently may rely on Rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Account were deemed to be affiliated persons of an affiliated person of each other by virtue of their ownership or control affiliations with Ceres Farms, Cross Transactions would be prohibited by Section 17(a) of the Act, and the Funds may not be entitled to rely on Rule 17a-7 under the Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Funds and Other Accounts will not engage in Cross Transactions involving Units, and to the extent any Future REITs are created, the WT-Ceres REIT and the Future REITs (and their respective subsidiaries) will not engage in cross-trades with each other.

_____________________________

15 Only an Adviser will serve as investment adviser to the WT-Ceres REIT, and any other investment adviser to the WT-Ceres REIT will serve only as investment sub-adviser. Only an Adviser will serve as the manager of Ceres Farms.

12 of 28 Sequentially Numbered Pages

When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g), as interpreted by the Commission staff and as may be amended from time-to-time by the Commission. Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by the WT-Ceres REIT structure do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board.

Cross Transactions do not raise the types of concerns that Section 17(a) of the Act was designed to address. All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross Transactions will be reasonable and fair, will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

2.	Section 17(d) and Rule 17d-1

As discussed above, the Funds may be, or may be deemed to be, affiliated persons or affiliated persons of affiliated persons of the WT-Ceres REIT, Ceres Farms or an Other Account. Consequently, the sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, the WT-Ceres REIT’s purchase, holding, and redemption of interests in Ceres Farms, and/or an Other Account’s purchase, holding and redemption of interests in Ceres Farms alongside the WT-Ceres REIT, may be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, the WT-Ceres REIT, Ceres Farms, and the CFGP.

As discussed above in the context of Sections 17(b) and 6(c), Applicants believe that the proposed transactions are consistent with the provisions, policies and purposes of the Act. Applicants further believe that the terms of the proposed transactions and the conditions set forth below would provide for no Fund to participate on a basis less advantageous than that of the other parties. A Fund will hold Units of the WT-Ceres REIT only if it will at all times have identical rights, duties and obligations under the limited liability company agreement as each other Fund member. Likewise, any investment by the WT-Ceres REIT into Ceres Farms, will be on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in Ceres Farms as the terms on which any Outside Investor purchases, holds, or redeems investments in Ceres Farms and on terms that are the same as the terms on which any Other Account purchases, holds or redeems investments in Ceres Farms on a comparable basis, taking into account applicable fee waivers, breakpoints, aggregation rights and other economic arrangements (except that Ceres Farms will waive fees payable by WT-Ceres REIT such that the total management fee and incentive compensation terms to which the Funds are subject directly through their investment in the WT-Ceres REIT and indirectly as investors in Ceres Farms will be at least as favorable as those available to Other Accounts that invest directly in Ceres Farms). All transactions in interests in each of the WT-Ceres REIT and Ceres Farms would be priced in the same manner and would be redeemable under the terms disclosed to investors.

In addition, any investment in the WT-Ceres REIT by a Fund would be based on a determination by the Adviser that real estate exposure is appropriate and desirable for the Fund and that the WT-Ceres REIT can provide such exposure. Before an initial investment by a Fund in the WT-Ceres REIT, the Board, including a majority of the Independent Trustees, also would have made the determinations required under condition 1. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. The Adviser’s ability to allocate a Fund’s assets to investments in the WT-Ceres REIT would be limited to address any potential for overreaching: the allocation would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3.

13 of 28 Sequentially Numbered Pages

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the WT-Ceres REIT and Ceres Farms described herein, the Applicants believe that the participation by the Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act, and would be on a basis no different from that of other Funds or Other Accounts or less advantageous than that of other Funds, Outside Investors or Other Accounts. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed transactions.

C.	Other Precedent

The Relief requested pursuant to this application is substantially similar to the relief previously granted by the Commission. See In the Matter of Principal Funds, Inc., et al., Investment Company Act Release Nos. 33843 (Apr. 21, 2020) (Notice) and 33886 (May 20, 2020) (Order) (“Principal”); and In the Matter of TIAA-CREF Funds, et al., Investment Company Act Release Nos. 31807 (Sept. 8, 2015) (Notice) and 31861(Oct. 6, 2015) (Order) (“TIAA”). Notably, while both the Principal and TIAA applications permitted Other Accounts and Outside Investors, those applications contemplated such investors investing in a limited liability company that would hold liquid assets in addition to interests in the underlying real estate fund rather than directly in the underlying real estate fund (here, Ceres Farms). Applicants believe, however, that this structural difference does not raise additional or novel investor protection concerns. In particular, the terms on which the Funds indirectly receive exposure to Ceres Farms (through WT-Ceres REIT), will be the same as the terms that are available to Other Accounts investing in Ceres Farms and at least as favorable as the terms available to Outside Investors that invest in Ceres Farms directly. This includes with respect to the aggregate management fee and incentive compensation terms to which the Funds are subject both directly and indirectly. Accordingly, Applicants do not believe that the participation of Other Accounts or Outside Investors at the level of Ceres Farms will in any way disadvantage the Funds, and, as discussed above, may provide for benefits to Ceres Farms and the Funds, including increased scale, diversification, liquidity and operating efficiencies. In addition, unlike the aggregator vehicles into which the registered investment companies invested in the Principal and TIAA applications, the WT-Ceres REIT does not anticipate maintaining a separate allocation to liquid assets to satisfy redemption requests by the investing Funds. While this may in certain circumstances limit the ability of the Funds to immediately redeem their investments in the WT-Ceres REIT (depending on whether the WT-Ceres REIT is able to redeem its interests in Ceres Farms or otherwise sell those interests in a secondary transaction, as described above), each Fund will treat its investment in the WT-Ceres REIT as an illiquid investment for purposes of Rule 22e-4, and so Applicants do not believe that the potentially more limited ability to liquidate their investments will adversely affect the participating Funds. In addition, Applicants believe that excluding a liquidity sleeve will allow the participating Funds to more fully attain their desired real estate exposure through their investments into the WT-Ceres REIT.

In addition, the Commission has granted exemptive orders that relate to investments in similar affiliated vehicles granting relief substantially similar to the relief requested herein insofar as they relate to investments by registered investment companies in an affiliated person (or an affiliated person of an affiliated person) that is not itself a registered investment company and, thus, implicate the same provisions of the Act. See, e.g., In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 26763 (Feb. 22, 2005) (Notice) and 26789 (Mar. 23, 2005) (Order); In the Matter of Nicholas-Applegate Capital Management et al., Investment Company Act Release Nos. 25876 (Dec. 23, 2002) (Notice) and 25906 (Jan. 21, 2003) (Order); In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 23861 (June 7, 1999) (Notice) and 23886 (June 30, 1999) (Order); and In the Matter of William Blair & Company, L.L.C., et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (Notice) and 30314 (Dec. 21, 2012) (Order).

14 of 28 Sequentially Numbered Pages

V.	CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The Adviser will not implement an initial decision to invest the assets of a Fund in the WT-Ceres REIT unless prior to the Fund’s initial investment in the WT-Ceres REIT, the Board, including a majority of the Independent Trustees, has determined that: (i) investment in the WT-Ceres REIT (and indirectly in the Ceres Farms) is an appropriate means to implement an investment decision made by the Adviser for the Fund to seek real estate exposure; (ii) investment in the WT-Ceres REIT (and indirectly in and Ceres Farms) is in the best interests of the Fund and its shareholders, taking into account, among other things, the management and administration fees of each of the WT-Ceres REIT and Ceres Farms; (iii) the management and administration fees to be incurred by the Fund in connection with its investment in the WT-Ceres REIT and Ceres Farms are for services in addition to, rather than duplicative of, services rendered to the Fund directly; and (iv) the management and administration fees to be incurred by the Fund in connection with its investment in the WT-Ceres REIT and Ceres Farms are fair and reasonable in light of the usual and customary fees incurred by others for services of the same nature and quality. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. The basis for each of the Board’s determinations required by this condition will be recorded in its minutes. If the Board does not make the determinations in clauses (iii) and (iv) in a review subsequent to the initial investment, WTAM will reimburse the Fund the amount of any management and administrative fee borne by the Fund as a direct investor in the WT-Ceres REIT and an indirect investor in Ceres Farms charged since the most recent date on which the Board did make these determinations.

2.	Prior to any initial or additional investments in Units, WTAM will determine that each Fund’s investment in the WT-Ceres REIT will be consistent with the Fund’s investment policies, objective, strategies and restrictions, and purchases of Units will be limited such that total holdings remain within a range of permissible allocations approved in advance by the Board. For purposes of determining consistency with a Fund’s investment policies, objective, strategies and restrictions, a Fund will look through its investment in the WT-Ceres REIT (and indirectly in Ceres Farms) and apply its investment policies, objective, strategies and restrictions (except for any restriction relevant to the direct ownership of real estate assets) in such a manner that the Fund will not do indirectly through the WT-Ceres REIT and Ceres Farms that which it cannot do directly. For purposes of applying its investment policies, objective, strategies and restrictions, a Fund will be considered as owning its pro rata portion of the portfolio holdings of the WT-Ceres REIT and Ceres Farms.

3.	Each Fund that is an open-end investment company will treat its entire investment in the WT-Ceres REIT as an investment that is illiquid for purposes of Rule 22e-4 and any other rules or guidance by the Commission or its staff regarding the management of liquidity. In addition, each Fund, including any open- or closed-end investment company, will not purchase any additional Units of WT-Ceres REIT (or any Future REIT) if, immediately after such purchase, the Fund would have invested more than 15% of its net assets in Units (or interests of any Future REIT).[16]

_____________________________

16 Although closed-end funds do not present the same concerns with respect to liquidity as open-end funds, Applicants believe that it is nonetheless appropriate to limit the investments of these Funds in the WT-Ceres REIT to address concerns that may arise regarding complex structures and the use of leverage, among other things.

15 of 28 Sequentially Numbered Pages

4.	At all times that any Fund or other registered investment company holds an interest in the WT-Ceres REIT, each of the WT-Ceres REIT and Ceres Farms: (a) will determine its respective net asset value per Unit or membership interest, as applicable, each Business Day; and (b) will maintain and comply with policies and procedures for valuing its assets that are consistent with Section 2(a)(41) of the Act except that the Ceres Committee will, in reliance on independent appraisals obtained at least annually, make determinations that would otherwise be made by a board of directors (as if Ceres Farms were subject to Section 2(a)(41)) and with applicable U.S. generally accepted accounting principles (or successor accounting standards). For these purposes, “Business Day” means each day on which the Funds or other registered investment company determine net asset value per share, as disclosed in the Funds’ or other registered investment company’s registration statement.

5.	A Fund will hold Units of the WT-Ceres REIT only if (1) it will at all times have identical rights, duties and obligations under the limited liability company agreement as each other Fund member; and (2) the WT-Ceres REIT will at all times have identical rights, duties and obligations under Ceres Farms’ organizational documents as each Other Account investor in Ceres Farms (except that Ceres Farms will waive fees payable by WT-Ceres REIT, such that the total management fee and incentive compensation terms to which the Funds are subject directly through their investment in the WT-Ceres REIT and indirectly as investors in Ceres Farms will be at least as favorable as those available to Other Accounts that invest directly in Ceres Farms on a comparable basis, taking into account applicable fee waivers, breakpoints, aggregation rights and other economic arrangements). If Other Accounts or Outside Investors are permitted to invest in Ceres Farms, the WT-Ceres REIT will be entitled to purchase, hold and redeem investments in Ceres Farms, as applicable, on terms that are at least as favorable, including (without limitation) with respect to the expenses associated with an investment Ceres Farms as the terms on which any Outside Investor purchases, holds, or redeems its investment in Ceres Farms.

6.	The WT-Ceres REIT and Ceres Farms will be managed by an investment adviser that is registered as an investment adviser with the Commission. Any investment sub-adviser to the WT-Ceres REIT or Ceres Farms will be registered as an investment adviser with the Commission or, if not registered, will consent to examination by the Commission staff with respect to the services it would provide to the WT-Ceres REIT or Ceres Farms as if it were registered as an investment adviser.

7.	The Funds’ proposed investments in the WT-Ceres REIT and the WT-Ceres REIT’s investment in Ceres Farms, will not be subject to any sales load, redemption fee, distribution fee analogous to a 12b-1 fee, or service fee analogous to a FINRA Rule 2830 service fee imposed by the WT-Ceres REIT, or Ceres Farms, as applicable.

8.	The applicable Adviser shall cause the WT-Ceres REIT and Ceres Farms to maintain books and records as is consistent with Internal Revenue Service guidance and U.S. generally accepted accounting principles, shall cause the books and records of the WT-Ceres REIT and Ceres Farms to be made available for inspection by the Commission staff as would be required by the Act if each of the WT-Ceres REIT and Ceres Farms was a registered investment company, and, if requested, shall furnish copies of the books and records to the Commission staff.

16 of 28 Sequentially Numbered Pages

9.	Each of the WT-Ceres REIT and Ceres Farms will prepare annual and semi-annual financial reports and, for each quarter for which a semi-annual or annual report is not required to be prepared, a schedule of investments. The financial statements of both the WT-Ceres REIT and Ceres Farms will be prepared in accordance with Regulation S-X and U.S. GAAP, will be audited by an independent auditor (for annual financial statements), and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds. The Trust, on behalf of each Fund that has invested 5% or more of its net assets in the WT-Ceres REIT [17] as of the end of a reporting period, will attach, as an exhibit to each of the Trust’s shareholder reports with respect to such a Fund filed on Form N-CSR and each of the Trust’s quarterly reports with respect to such a Fund filed on Form N-PORT, the WT-Ceres REIT’s and Ceres Farms’ audited or unaudited financial statements (which will consist of financial statements, footnotes, thereto and a schedule of investments) or schedule of investments for the period most recently ended. Both the WT-Ceres REIT and Ceres Farms will deliver such annual and semi-annual financial statements and schedules of investments to the Trust in time to allow the Trust to make such filings. The relevant Fund’s shareholder reports and quarterly reports will cross-reference the WT-Ceres REIT’s and Ceres Farms’ financial statements (for annual and semi-annual reports) or schedule of investments (for other quarters) filed as an exhibit to the form. If a Fund is required to attach and cross-reference the financial statements of the WT-Ceres REIT and Ceres Farms solely for purpose of complying with this condition 9, (a) the Fund may disclaim that (i) the WT-Ceres REIT and the Ceres Farms financial statements or schedule of investments constitute part of the Fund’s financial statements, shareholder report or quarterly report, and (ii) the WT-Ceres REIT and the Ceres Farms financial statements or schedule of investments are incorporated therein by reference, and (b) the certifications for each principal executive and principal financial officer required by Rule 30a-2(a) under the Act that accompany Form N-CSR or Form N-PORT filings with respect to such a Fund may make clear that the WT-Ceres REIT and Ceres Farms financial statements or schedule of investments that accompany the Form N-CSR or Form N-PORT filings do not constitute part of the report to which the certificate relates.[18]

10.	Neither the WT-Ceres REIT nor Ceres Farms will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that the WT-Ceres REIT, or Ceres Farms: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting the WT-Ceres REIT or Ceres Farms to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

11.	A Fund will treat any leverage that the WT-Ceres REIT or Ceres Farms incurs as though such leverage were incurred by the Fund for purposes of determining compliance with applicable restrictions under the Act relevant to the Fund’s use of leverage. Under no circumstances will a Fund guarantee, or otherwise be responsible for the satisfaction of, any loan or obligation incurred by the WT-Ceres REIT or Ceres Farms.

_____________________________

17 Investments in any Future REITs will be aggregated with investments in the WT-Ceres REIT to determine whether a Fund has invested 5% or more of its net assets. If the aggregate investments are 5% or more, then the disclosure requirements under this condition will apply (for that Fund) with respect to information about the WT-Ceres REIT and each Future REIT in which that Fund is invested.

18 As noted above, the requested order does not include relief from any existing disclosure requirements. Accordingly, the disclaimer and clarification contemplated in clauses (a) and (b) could not be included if the Fund is required to disclose information regarding the financial statements of the WT-Ceres REIT or Ceres Farms for any purpose other than complying with this condition 9.

17 of 28 Sequentially Numbered Pages

12.	The WT-Ceres REIT and Ceres Farms will comply with the following sections of the Act as if the WT-Ceres REIT and Ceres Farms each were an open-end management investment company registered under the Act, except as noted: Section 9; Section 12 (except that, to the extent necessary to implement the arrangements described herein, (i) the Funds may invest in Units issued by the WT-Ceres REIT in accordance with condition 3, (ii) the WT-Ceres REIT may issue Units to the investing Funds subject to the limits in condition 3, and (iii) the WT-Ceres REIT may invest in Ceres Farms beyond the limits of Sections 12(d)(1)(A) and (B)); Section 13 (provided that Section 13(a)(4) will apply as though it read only “change the nature of its business”; the interests issued by the WT-Ceres REIT and Ceres Farms will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition; and the offering memoranda utilized by the WT-Ceres REIT and Ceres Farms to offer and sell their interests will be regarded as registration statements for purposes of applying this condition); Section 17(a) (except insofar as relief is provided by the order requested herein); Section 17(d) (except insofar as relief is provided by the order requested herein); Section 17(e); Section 17(f); Section 17(h); Section 18 (although (a) the interests issued by the WT-Ceres REIT and Ceres Farms will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition, (b) Ceres Farms will be permitted to incur loans from Non-bank Commercial Lenders, subject to the asset coverage limit, and (c) Ceres Farms will not be required to restore 300% asset coverage within three days, as required under Section 18(f), if such asset coverage falls below 300% solely as a result of a decline in the value of the Ceres Farms’ real estate holdings); Section 21; Section 36; and Sections 37-53. In addition, the WT-Ceres REIT and Ceres Farms will comply with the Rules under Section 17(f)[19] and Section 17(g) of the Act, as well as Rule 22c-1 under the Act as if each of the WT-Ceres REIT and Ceres Farms were an open-end management investment company registered under the Act.

The applicable Adviser will cause the WT-Ceres REIT, Ceres Farms, and CFGP to, and each of them will, adopt policies and procedures designed to ensure that each of the WT-Ceres REIT and Ceres Farms complies with the aforementioned Sections of the Act and Rules under the Act. The applicable Adviser will cause the WT-Ceres REIT, Ceres Farms, and CFGP to, and each of them will, periodically review and periodically update as appropriate such policies and procedures, maintain books and records describing such policies and procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurs, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purposes of implementing condition 12, any action that the above-referenced statutory and regulatory provisions require to be taken or made by the directors, officers and/or employees of a registered investment company will be performed by WTAM with respect to the Ceres Partners with respect to the WT-Ceres REIT, and the CFGP with respect to Ceres Farms. As noted in this Application, the Ceres Committee will oversee the valuation of the assets of the WT-Ceres REIT and Ceres Farms for which market quotations are not readily available, which also will be relevant to the implementation of condition 12.

13.	To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the Act because of their investments in the WT-Ceres REIT.

_____________________________

19 The Applicants note that they will operate the WT-Ceres REIT such that the rules under Section 17(f) will not be applicable to this entity.

18 of 28 Sequentially Numbered Pages

VI.	REQUEST FOR ORDER

Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting transactions between the Funds, the WT-Ceres REIT, Ceres Farms, and the Other Accounts, all as described in this Application. Applicants submit that, for all the reasons stated above, the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act, and will not involve overreaching on the part of any person concerned.

VII.	EXHIBITS TO APPLICATION

The following materials are filed herewith and are made a part of this Application:

Designation	Description

Exhibit A	Authorization of WisdomTree Trust for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-1	Authorization of WisdomTree Asset Management, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B	Verification of President of WisdomTree Trust for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-1	Verification of Chief Operating Officer of WisdomTree Asset Management, Inc. for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-2	Verification of Chief Executive Officer of Ceres Partners, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-3	Verification of General Partner of Ceres Farms Fund II GP, LP for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-4	Verification of Chief Executive Officer of Ceres Farms Fund II GP, LP for filing of Application pursuant to paragraph (d) of Rule 0-2.

19 of 28 Sequentially Numbered Pages

VIII.	COMMUNICATIONS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 250 West 34th Street, 3rd Floor, New York, NY 10119. Please direct any questions and send copies of communications to this Application to:

Joanne Antico

WisdomTree Trust

250 West 34th Street, 3rd Floor

New York, NY 10119

(917) 267-3855

with copies of any written communication to:

Chris Christian Allison Fumai Dechert LLP One International Place 100 Oliver St Boston, MA 02110 Chris.Christian@dechert.com	Robert Shapiro Dechert LLP 1900 K St NW Washington, DC 20006 Robert.Shapiro@dechert.com

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX.	AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of each Fund, the board of directors of WTAM, the managing member or general partner, as applicable of each of Ceres Partners, the WT GP, the WT-Ceres REIT, Ceres Farms, and the CFGP, have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto for an order pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting the proposed transactions among the parties as described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Applicants by the undersigned officers of the Applicants have been complied with and each such officer is fully authorized to do so.

This Application has been duly executed this 26th day of August, 2026, by the undersigned.

WisdomTree Trust
on behalf of its series

By:	/s/ Jonathan Steinberg

Name:	Jonathan Steinberg
Title:	President

WisdomTree Asset Management, Inc.

By:	/s/ Stuart Bell

Name:	Stuart Bell
Title:	Chief Operating Officer

Ceres Partners, LLC

By:	/s/ Perry J. Vieth

Name:	Perry J. Vieth
Title:	Chief Executive Officer

20 of 28 Sequentially Numbered Pages

Ceres Farms Fund II, LP

By:	Ceres Farms Fund II GP, LLC, its General Partner

By:	/s/ Perry J. Vieth

Name:	Perry J. Vieth
Title:	Chief Executive Officer

Ceres Farms Fund II GP, LLC

By:	/s/ Perry J. Vieth

Name:	Perry J. Vieth
Title:	Chief Executive Officer

21 of 28 Sequentially Numbered Pages

EXHIBIT A

OFFICER’S CERTIFICATE

WISDOMTREE TRUST

The undersigned, being the President of WisdomTree Trust, a Delaware statutory trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on the 1st day of June, 2026, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the officers of the Trust shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be executed, delivered and filed with the Commission an application for exemption from such provisions of the securities laws as are deemed necessary or appropriate in order to permit the WisdomTree ETFs to invest indirectly in an affiliated pool that would be invested primarily in direct real estate investments (as specified in the materials), and any amendments thereto deemed necessary or appropriate, is hereby approved (the “Real Estate Investment Application”); and it is further

RESOLVED, that the officers of the Trust are, and each of them individually hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Trust with the Commission any amendments to the Real Estate Investment Application and to take such other action as an officer so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 26th day of August, 2026.

By:	/s/ Jonathan Steinberg

Name:	Jonathan Steinberg
Title:	President

22 of 28 Sequentially Numbered Pages

EXHIBIT A-1

OFFICER’S CERTIFICATE

WisdomTree Asset Management, Inc.

The undersigned, being an Officer of WisdomTree Asset Management, Inc., a Delaware corporation (the “Corporation”), on behalf of the Corporation hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Board of Directors of the Corporation on the 28th day of May, 2026, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

WHEREAS, WisdomTree Asset Management, Inc. (the “Adviser”), Ceres Partners, LLC (“Ceres Partners”), Ceres Farms Fund II, LP (“Ceres Farms”) and WisdomTree Trust (the “Trust”) desire to submit an application to the U.S. Securities and Exchange Commission (the “Commission”) for exemption from such provisions of the securities laws as are deemed necessary or appropriate in order to permit the WisdomTree ETFs to invest indirectly in Ceres Farms (the “Real Estate Investment Application”).

NOW, THEREFORE, IT IS

RESOLVED, that the officers of the Adviser shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Adviser, to cause to be executed, delivered and filed with the Commission the Real Estate Investment Application, and any amendments thereto deemed necessary or appropriate; and

FURTHER RESOLVED, that the officers of the Adviser are, and each of them individually hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Adviser with the Commission any amendments to the Real Estate Investment Application and to take such other action as an officer so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Corporation as of this 26th day of August, 2026.

By:	/s/ Stuart Bell

Name:	Stuart Bell
Title:	Chief Operating Officer

23 of 28 Sequentially Numbered Pages

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 26, 2026 for and on behalf of WisdomTree Trust; that he is the President of such company; and that all action by the shareholders, trustees and other governing bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan Steinberg

Name:	Jonathan Steinberg
Title:	President

24 of 28 Sequentially Numbered Pages

EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 26, 2026 for and on behalf of WisdomTree Asset Management, Inc. (the “Corporation”); that he is the Chief Operating Officer of the Corporation; and that all action by the shareholders, directors and other governing bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Stuart Bell

Name:	Stuart Bell
Title:	Chief Operating Officer

25 of 28 Sequentially Numbered Pages

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 26, 2026 for and on behalf of Ceres Partners, LLC (“Ceres Partners”); that he is the Chief Executive Officer of Ceres Partners; and that all action by the members, managers and other governing bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Perry J. Vieth

Name:	Perry J. Vieth
Title:	Chief Executive Officer

26 of 28 Sequentially Numbered Pages

EXHIBIT B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 26, 2026 for and on behalf of Ceres Farms Fund II, LP (“Ceres Farms”); that he is the Chief Executive Officer of Ceres Farms Fund II GP, LP, the General Partner of Ceres Farms; and that all action by the general partner and other governing bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Ceres Farms Fund II GP, LLC, its General Partner

By:	/s/ Perry J. Vieth

Name:	Perry J. Vieth
Title:	Chief Executive Officer

27 of 28 Sequentially Numbered Pages

EXHIBIT B-4

VERIFICATION

The undersigned states that he has duly executed the attached Application dated August 26, 2026 for and on behalf of Ceres Farms Fund II GP, LP (“Ceres Farms GP”); that he is the Chief Executive Officer of Ceres Farms GP, and that all action by the shareholders, directors and other governing bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Perry J. Vieth

Name:	Perry J. Vieth
Title:	Chief Executive Officer

28 of 28 Sequentially Numbered Pages